Exhibit 99.1

Execution Version

FIRST AMENDING AGREEMENT TO
TERM LOAN AGREEMENT

dated as of February 17, 2017

CARDIOME PHARMA CORP.

as Borrower

- and -

CARDIOME, INC., ARTESIAN THERAPEUTICS, INC., MURK ACQUISITION SUB, INC., CORREVIO LLC, CARDIOME INTERNATIONAL AG, CORREVIO INTERNATIONAL SARL, CORREVIO (UK) LTD., CARDIOME UK LIMITED AND CORREVIO GMBH

as Subsidiary Guarantors

- and -

CRG SERVICING LLC

as Administrative and Collateral Agent

- and –

The Lenders party to the Term Loan Agreement

FIRST AMENDING AGREEMENT TO TERM LOAN AGREEMENT dated as of February 17, 2017 (this “Amending Agreement”) among Cardiome Pharma Corp., as Borrower (the “Borrower” and, together with the Subsidiary Guarantors, the “Obligors”), the Subsidiary Guarantors, CRG Servicing LLC, as administrative and collateral agent (the “Agent”), and the Lenders.

RECITALS

WHEREAS the Obligors, the Agent and the Lenders are parties to a Term Loan Agreement made as of June 13, 2016 (the “Loan Agreement”);

AND WHEREAS the Obligors, the Agent and the Lenders have agreed to amend certain provisions of the Loan Agreement in the manner and on the terms and conditions provided for herein all pursuant to Section 13.04 of the Loan Agreement;

AND WHEREAS each Obligor has agreed to confirm the validity and enforceability of each Loan Document that such Obligor is party to;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
definitions

1.1	Definitions

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Loan Agreement.

ARTICLE 2
amendmentS

2.1	Amendments to Section 6 of the Loan Agreement
(a)	Section 6.02(d) of the Loan Agreement is hereby amended by deleting the reference therein to “60 days thereafter” and replacing it with “March 17, 2017”.
(b)	Section 6.02(e) of the Loan Agreement is hereby amended by deleting the reference therein to “60 calendar days after satisfaction of the condition set forth in Section 6.02(c)” and replacing it with “March 17, 2017”.

ARTICLE 3

CONFIRMATION OF LOAN DOCUMENTS

3.1	Confirmation of Loan Documents

Each Obligor hereby ratifies, confirms, acknowledges and agrees that such Obligor is and continues to be bound by all of the obligations, indebtedness and liabilities of, and grants of security made by, such Obligor under the Loan Documents to which it is a party notwithstanding the entering into of the amendments in Article 2 of this Amending Agreement.

ARTICLE 4
conditions precedent

4.1	Conditions Precedent

This Amending Agreement shall become effective if and when:

(a)	the Agent and the Lenders shall have received this Amending Agreement duly executed and delivered by the Agent, the Lenders and each Obligor; and
(b)	no Event of Default shall have occurred and be continuing.

The conditions set forth above are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent and the Lenders in whole or in part, with or without terms or conditions.

ARTICLE 5
representations and warranties

5.1	Representations and Warranties True and Correct; No Default or Event of Default

Each Obligor hereby represents and warrants to the Agent and the Lenders that after giving effect to this Amending Agreement, (i) each of the representations and warranties of each Obligor contained in the Loan Agreement and each of the other Loan Documents is true and correct on, and as of the date hereof as if made on such date (except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by the Loan Agreement) and (ii) no event has occurred and is continuing which constitutes or would constitute a Default or an Event of Default.

ARTICLE 6
miscellaneous

6.1	No Other Amendments, Waivers or Consents

Except as expressly set forth herein, the Loan Agreement and all other Loan Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. The execution, delivery and effectiveness of the waiver and amendments in this Amending Agreement shall not be deemed to be a waiver of compliance in the future or a waiver of any preceding or succeeding breach of any covenant or provision of the Credit Agreement.

6.2	Time

Time is of the essence in the performance of the parties’ respective obligations in this Amending Agreement.

6.3	Governing Law

This Amending Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of New York, without regard to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction; provided that Section 5-1401 of the New York General Obligations Law shall apply.

6.4	Successors and Assigns

This Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and any assigns, transferees and endorsees of the Agent or any Lender. Nothing in this Amending Agreement, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Amending Agreement.

6.5	Counterparts

This Amending Agreement may be executed by the parties hereto in counterparts and may be executed and delivered by facsimile or other electronic means and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Remainder of page intentionally left blank – signature pages follow]

IN WITNESS OF WHICH the parties hereto have duly executed this Amending Agreement as of the date set forth on the first page of this Agreement.

BORROWER:	CARDIOME PHARMA CORP.
By:
Name:
Title:

By:
Name:
Title:

SUBSIDIARY GUARANTORS:	CARDIOME, INC.
By:
Name:
Title:

By:
Name:
Title:

ARTESIAN THERAPEUTICS, INC.
By:
Name:
Title:

By:
Name:
Title:

MURK ACQUISITION SUB, INC.
By:
Name:
Title:

By:
Name:
Title:

CORREVIO LLC
By:
Name:
Title:

By:
Name:
Title:

CARDIOME INTERNATIONAL AG
By:
Name:
Title:

By:
Name:
Title:

CORREVIO INTERNATIONAL SARL
By:
Name:
Title:

By:
Name:
Title:

CORREVIO (UK) LTD.
By:
Name:
Title:

By:
Name:
Title:

CARDIOME UK LIMITED
By:
Name:
Title:

By:
Name:
Title:

CORREVIO GMBH
By:
Name:
Title:

By:
Name:
Title:

AGENT:	CRG SERVICING LLC
By:
Name:
Title:

LENDERS:	CRG PARTNERS III L.P. By: CRG PARTNERS III GP L.P., its General Partner By: CRG PARTNERS III GP LLC, its General Partner
By:
Name:
Title:

CRG PARTNERS III – PARALLEL FUND “A” L.P. By: CRG PARTNERS III – PARALLEL FUND “A” GP L.P., its General Partner By: CRG PARTNERS III – PARALLEL FUND “A” GP LLC, its General Partner
By:
Name:
Title:

CRG PARTNERS III (CAYMAN) L.P. By: CRG PARTNERS III (CAYMAN) L.P., its General Partner By: CRG PARTNERS III (CAYMAN) GP LLC, its General Partner
By:
Name:
Title:

CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P.

By: CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) GP L.P., its General Partner

By: CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) GP LLC, its General Partner

By:
Name:
Title: